CUSIP No. 808194104	Page 1 of 13 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

A. SCHULMAN, INC.
(Name of Issuer)

Common Stock, $1.00 par value
(Title of Class of Securities)

808194104
(CUSIP Number)

Keith M. Rosenbloom
Cruiser Capital Advisors, LLC
501 Madison Avenue, Floor 12A
New York, New York 10022
(212) 829-5833
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to-

Phillip M. Goldberg Foley & Lardner LLP 321 North Clark Street Suite 2800 Chicago, IL 60654-5313 (312) 832-4549	Peter D. Fetzer Foley & Larder LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5596

August 22, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

CUSIP No. 808194104	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON Cruiser Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,095,523
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,095,523
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,095,523
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.11%
14	TYPE OF REPORTING PERSON IA
*
As a result of the agreements described herein, the Reporting Persons (as defined herein) may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act (as defined herein) and may be deemed to beneficially own the Common Stock (as defined herein) owned by the other Reporting Persons.  The share amounts reported above do not reflect any Common Stock the Reporting Persons may be deemed to be beneficially owned as a result of membership in a “group” and each of the Reporting Persons expressly disclaim such membership.

CUSIP No. 808194104	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON Keith M. Rosenbloom
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,095,523
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,095,523
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,095,523
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.11%
14	TYPE OF REPORTING PERSON IN, HC
*
As a result of the agreements described herein, the Reporting Persons (as defined herein) may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act (as defined herein) and may be deemed to beneficially own the Common Stock (as defined herein) owned by the other Reporting Persons.  The share amounts reported above do not reflect any Common Stock the Reporting Persons may be deemed to be beneficially owned as a result of membership in a “group” and each of the Reporting Persons expressly disclaim such membership.

CUSIP No. 808194104	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON Kingdon Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 801,602
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 801,602
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 801,602
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.72%
14	TYPE OF REPORTING PERSON IA
*
As a result of the agreements described herein, the Reporting Persons (as defined herein) may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act (as defined herein) and may be deemed to beneficially own the Common Stock (as defined herein) owned by the other Reporting Persons.  The share amounts reported above do not reflect any Common Stock the Reporting Persons may be deemed to be beneficially owned as a result of membership in a “group” and each of the Reporting Persons expressly disclaim such membership.

CUSIP No. 808194104	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON Mark Kingdon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 801,602
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 801,602
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 801,602
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.72%
14	TYPE OF REPORTING PERSON IN, HC
*
As a result of the agreements described herein, the Reporting Persons (as defined herein) may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act (as defined herein) and may be deemed to beneficially own the Common Stock (as defined herein) owned by the other Reporting Persons.  The share amounts reported above do not reflect any Common Stock the Reporting Persons may be deemed to be beneficially owned as a result of membership in a “group” and each of the Reporting Persons expressly disclaim such membership.

CUSIP No. 808194104	Page 6 of 13 Pages

Item 1.	Security and Issuer

This amended and restated Schedule 13D (this “Amended Schedule 13D”) relates to the common stock, $1.00 par value (the “Common Stock”), of A. Schulman, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 3637 Ridgewood Road, Fairlawn, Ohio 44333.

As of the date of this Amended Schedule 13D, the Reporting Persons (as defined below) held in the aggregate 2,897,125 shares of Common Stock of the Issuer, which represents 9.83% of the outstanding Common Stock.

Item 2.	Identity and Background

(a)
This Amended Schedule 13D is being filed jointly by (1) Cruiser Capital Advisors, LLC, a Delaware limited liability company (“Cruiser Capital Advisors”); (2) Keith M. Rosenbloom, the managing member of Cruiser Capital Advisors; (3) Kingdon Capital Management, L.L.C., a Delaware limited liability company (“Kingdon Capital Management”); and (4) Mark Kingdon, the managing member of Kingdon Capital Management (collectively, the “Reporting Persons”).  Effective as of August 8, 2017, the Reporting Persons have agreed that they may engage with one another in a dialogue with regard to their respective views of the Issuer.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.  The joint filing agreement of the Reporting Persons is attached as Exhibit 99.1 to the initial Schedule 13D filed with the Securities and Exchange Commission on August 14, 2017.

(b)-(c)
The principal business address of Cruiser Capital Advisors and Mr. Rosenbloom is 501 Madison Avenue, Floor 12A, New York, New York 10022.  The principal business address of Kingdon Capital Management and Mr. Kingdon is 152 West 57th Street, 50th Floor, New York, New York 10019.

The principal business of Cruiser Capital Advisors is to serve as an investment manager or adviser to various pooled investment vehicles, including, among other entities, Cruiser Capital Master Fund LP and Metamorphosis Master Fund LP, and separately managed accounts (collectively, the “Cruiser Clients”).  The principal occupation of Mr. Rosenbloom is investment management through his ownership and control over the affairs of Cruiser Capital Advisors.  Cruiser Capital Advisors and Mr. Rosenbloom have sole voting and dispositive power over the Common Stock held by the Cruiser Clients.

The principal business of Kingdon Capital Management is to serve as an investment manager or adviser to, among other entities, each of M. Kingdon Offshore Master Fund L.P., a Cayman Islands limited partnership, and Kingdon Family Partnership, L.P., a New York limited partnership (collectively, the “Kingdon Funds”).  The principal occupation of Mr. Kingdon is investment management through his ownership and control over the affairs of Kingdon Capital Management.  Kingdon Capital Management and Mr. Kingdon have sole voting and dispositive power over the Common Stock held by the Kingdon Funds.

CUSIP No. 808194104	Page 7 of 13 Pages

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Mr. Rosenbloom and Mr. Kingdon is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

In aggregate, Cruiser Capital Advisors and Mr. Rosenbloom have sole voting and dispositive power over 2,095,523 shares of Common Stock of the Issuer acquired at an aggregate cost of $58,331,065, excluding brokerage commissions and less the premium received for certain put options sold by Cruiser Capital Advisors relating to the Common Stock.  These shares were acquired using the Cruiser Clients’ available working capital.  Cruiser Capital Advisors and Mr. Rosenbloom do not own any shares of Common Stock of the Issuer directly.

In aggregate, Kingdon Capital Management and Mr. Kingdon have sole voting and dispositive power over 801,602 shares of Common Stock of the Issuer acquired at an approximate aggregate cost of $21,576,603, excluding brokerage commissions.  These shares were acquired using the Kingdon Funds’ available working capital.  Kingdon Capital Management and Mr. Kingdon do not own any shares of Common Stock of the Issuer directly but may be deemed to beneficially own the Common Stock that are held for the account of the Kingdon Funds.

From time to time, the Reporting Persons may purchase Common Stock on margin provided by banking institutions or brokerage firms on such firms’ usual terms and conditions.  All or part of the shares of Common Stock held by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities.  Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.  Other than the foregoing margin arrangements, as of the date of this filing, none of the Reporting Persons have loans secured by Common Stock.

Item 4.	Purpose of Transaction

In the aggregate, the Reporting Persons hold 9.83% of the Issuer’s Common Stock, based upon the Issuer’s outstanding shares as of May 31, 2017.

The Reporting Persons purchased the Common Stock for investment purposes.  Their intent is to influence the policies of the Issuer and assert shareholder rights, with a goal of maximizing the value of the Common Stock for all shareholders.

Consistent with its investment purpose, the Reporting Persons have engaged and will continue to engage in communications with one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer (the “Board”), and/or one or more representatives of the Issuer regarding the Issuer, including, but not limited to its business, management, operations, assets, capitalization, financial condition, governance, strategy and future plans.  The Reporting Persons have discussed and will continue to discuss ideas that, if effectuated, may result in any of the following: changes in the Board or management of the Issuer and/or a sale or transfer of a material amount of assets of the Issuer.

CUSIP No. 808194104	Page 8 of 13 Pages

The Reporting Persons may purchase, sell or transfer Common Stock beneficially owned by them from time to time in public transactions depending on economic considerations and, subject to the below considerations, the results of such communications.  Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of the Common Stock by applicable law.

Unless otherwise noted in this Amended Schedule 13D, no Reporting Person has any plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as a group (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise (although they have no present intention of increasing their aggregate holdings above 9.999% of the Issuer’s outstanding Common Stock), (ii) to dispose of all or a portion of the securities of the Issuer owned by them in the open market, in privately negotiated transactions, in one or more registered private offerings or otherwise, or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results referenced in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a) - (b)  As of the date of this Amended Schedule 13D, the Reporting Persons held in the aggregate 2,897,125 shares of Common Stock of the Issuer, which represents 9.83% of the outstanding Common Stock.  The percentages used in this Amended Schedule 13D are calculated based upon 29,464,720 outstanding shares of Common Stock as of May 31, 2017.  This amount is based upon the number of outstanding shares of Common Stock reported as of May 31, 2017, in the Issuer’s quarterly report on Form 10-Q filed on June 28, 2017.

With regard to Cruiser Capital Advisors and Mr. Rosenbloom, this includes 2,095,523 shares of Common Stock owned on behalf of the Cruiser Clients, which represents 7.11% of the outstanding Common Stock.

Cruiser Capital Advisors acquired on behalf of Cruiser Clients listed American-style call options referencing an aggregate of 55,700 shares of Common Stock, which have an exercise price of $25.00 per share and expire on September 15, 2017.  Cruiser Capital Advisors also had sold on behalf of Cruiser Clients listed American-style put options referencing an aggregate of 2,100 shares of Common Stock at an exercise price of $30.00 per share, which expired on August 18, 2017.

With regard to Kingdon Capital Management and Mr. Kingdon, this includes 801,602 shares of Common Stock owned on behalf of the Kingdon Funds, which represents 2.72% of the outstanding Common Stock.

CUSIP No. 808194104	Page 9 of 13 Pages

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the shares of Common Stock owned by the other Reporting Persons.  The filing of this Amended Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any shares of Common Stock that he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the shares of Common Stock reported herein that he or it does not directly own.

(c)            Set forth below are all of the transactions in the Common Stock effected by Cruiser Capital Advisors on behalf of the Cruiser Clients since August 11, 2017.  All such transactions were effected through various brokerage entities, and the reported price per share excludes brokerage commissions.  Cruiser Capital Advisors undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.

Date	Number of Shares Purchased or (Sold)	Price Per Share (Average Price Per Share as Noted by *)	Where and How Transaction Effected
8/14/2017	65,438	$28.8052	Open Market
8/15/2017	22,867	$28.3936	Open Market
8/16/2017	300	$28.55	Open Market
8/18/2017	2,100	$30.00	Open Market
8/21/2017	35,000	$29.5062	Open Market
8/22/2017	50,465	$29.8599	Open Market

Set forth below are all of the call and put options referencing shares of Common Stock bought or sold by Cruiser Capital on behalf of the Cruiser Clients since August 11, 2017.

Date	Number of Shares Referenced by Call Option or (Put Option)	Strike Price	Exercise Date
8/18/2017	2,100	$30.00	August 18, 2017

Because Mr. Rosenbloom is the managing member of Cruiser Capital Advisors, he is deemed to share voting power and dispositive power over the shares of Common Stock held by Cruiser Capital Advisors on behalf of the Cruiser Clients.

Mr. Rosenbloom has not effected any transactions in the Common Stock directly in his name.

CUSIP No. 808194104	Page 10 of 13 Pages

Set forth below are all of the transactions in the Common Stock effected by Kingdon Capital Management on behalf of the Kingdon Funds since August 11, 2017.  All such transactions were effected through various brokerage entities, and the reported price per share excludes brokerage commissions.  The range of prices on August 17, 2017 was $28.49986-$28.58184; and on August 22, 2017 was $29.79994-$29.799942.  Kingdon Capital Management undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.

Date	Number of Shares Purchased or (Sold)	Average Price Per Share	Where and How Transaction Effected
8/17/2017	100,000	$28.5666	Open Market
8/22/2017	35,000	$29.7999	Open Market

Because Mr. Kingdon is the managing member of Kingdon Capital Management, he is deemed to share voting power and dispositive power over the shares of Common Stock held by Kingdon Capital Management on behalf of the Kingdon Funds.

Mr. Kingdon has not effected any transactions in the Common Stock directly in his name.

(d)            Other than the Cruiser Clients of the separately managed accounts for which Cruiser Capital Advisors acts as the investment adviser, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, shares of the Common Stock.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Cruiser Capital Advisors is the investment manager on behalf of the Cruiser Clients.  Each of the Cruiser Clients has granted Cruiser Capital Advisors the sole and exclusive authority to vote and dispose of the shares of Common Stock held on their behalf pursuant to a management agreement, and this grant of discretion is not terminable within 60 days.  Cruiser Capital Advisors is entitled to a fee for managing and advising these Cruiser Clients, generally based upon a percentage of the Cruiser Clients’ capital.  Cruiser Capital Advisors serves as general partner of various partnerships.  For serving as the general partner of these partnerships, Cruiser Capital Advisors is entitled to an allocation of a portion of net profits, if any, generated by the partnerships.

The following table lists call and put options referencing shares of Common Stock bought or sold by Cruiser Capital Advisors on behalf of the Cruiser Clients.

Date	Number of Shares Referenced by Call Option or (Put Option)	Strike Price	Exercise Date
7/6/2017	(5,600)	$30.00	August 18, 2017
7/25/2017	3,500	$30.00	August 18, 2017
8/11/2017	55,700	$25.00	September 15, 2017
8/18/2017	2,100	$30.00	August 18, 2017

CUSIP No. 808194104	Page 11 of 13 Pages

Kingdon Capital Management is the investment manager on behalf of the Kingdon Funds.  Each of the Kingdon Funds has granted Kingdon Capital Management the sole and exclusive authority to vote and dispose of the shares of Common Stock held on their behalf pursuant to a management agreement, and this grant of discretion is not terminable within 60 days.  Kingdon Capital Management is entitled to a fee for managing and advising these Kingdon Funds, generally based upon a percentage of the Kingdon Funds’ capital.  Kingdon Capital Management serves as general partner of various partnerships.  For serving as the general partner of these partnerships, Kingdon Capital Management is entitled to an allocation of a portion of net profits, if any, generated by the partnerships.

On August 8, 2017, the Reporting Persons entered into a cooperation agreement (the “Cooperation Agreement”) pursuant to which they agreed that they may engage with one another in a dialogue with regard to their respective views of the Issuer.  Accordingly, the Reporting Persons are hereby filing this joint Amended Schedule 13D.  The filing of this Amended Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any shares of Common Stock that he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the shares of Common Stock reported herein that he or it does not directly own.

Other than the foregoing arrangements and relationships, and (i) the Joint Filing Agreement filed as Exhibit 99.1 to the initial Schedule 13D, and (ii) the Cooperation Agreement filed as Exhibit 99.2 to the initial Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1 and Exhibit 99.2 were each attached to the initial Schedule 13D, which was filed with the Securities and Exchange Commission on August 14, 2017.

CUSIP No. 808194104	Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 22, 2017

CRUISER CAPITAL ADVISORS, LLC By: /s/ Keith M. Rosenbloom Name: Keith M. Rosenbloom Title: Managing Member
/s/ Keith M. Rosenbloom Keith M. Rosenbloom
KINGDON CAPITAL MANAGEMENT, L.L.C. By: /s/ Mark Kingdon Name: Mark Kingdon Title: Managing Member
/s/ Mark Kingdon Mark Kingdon

CUSIP No. 808194104	Page 13 of 13 Pages

Schedule 1

OFFICERS AND DIRECTORS OF KINGDON CAPITAL MANAGEMENT, L.L.C.

The name and present principal occupation of each officer and director of Kingdon Capital Management, L.L.C. are set forth below.  The business address of each person listed is 152 West 57th Street, 50th Floor, New York, NY 10019, and each person listed below is a citizen of the United States of America.

Name	Present Principal Occupation
Mark Kingdon	President and Managing Member of Kingdon Capital Management, L.L.C.
William Walsh	Chief Financial Officer of Kingdon Capital Management, L.L.C.
Michael Mackey	Chief Investment Officer of Kingdon Capital Management, L.L.C.
Richard H. Weinstein	General Counsel and Chief Compliance Officer of Kingdon Capital Management, L.L.C.